AMSTEEL CORPORATION BERHAD (20667-M)
A Member of The Lion Group

2 August 2007

07026008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith a copy of the General Announcement dated 1 August 2007, Re: Amsteel Corporation Berhad ("Amsteel" or "Company") - Decision in respect of the appeal against the de-listing of the securities of Amsteel from the official list of Bursa Malaysia Securities Berhad for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
AMSTEEL CORPORATION BERHAD

WONG PHOOI LIN
Secretary

PROCESSED
AUG 2 2 2007
THOMSON
FINANCIAL

c.c Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

dw 8/16

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Telefax: (603) 2162 3448

General Announcement
Reference No MM-070801-59541

Submitting Merchant Bank	:	AMINVESTMENT BANK BERHAD
Company Name	:	AMSTEEL CORPORATION BERHAD
Stock Name	:	AMSTEEL
Date Announced	:	01/08/2007

Type	:	**Announcement**
Subject	:	**AMSTEEL CORPORATION BERHAD ("AMSTEEL" OR "COMPANY") DECISION IN RESPECT OF THE APPEAL AGAINST THE DE-LISTING OF THE SECURITIES OF AMSTEEL FROM THE OFFICIAL LIST OF BURSA MALAYSIA SECURITIES BERHAD ("BURSA SECURITIES")**

Contents :

This announcement is dated 1 August 2007.

We refer to the announcement dated 8 May 2006 in relation to the classification of the Company as an Affected Listed Issuer pursuant to PN17; the announcement dated 2 July 2007 in relation to Bursa Securities' decision to de-list the securities of the Company from the Official List of Bursa Securities at 9.00 a.m. on Thursday, 12 July 2007 and the announcement dated 9 July 2007 in relation to the Company's submission of an appeal to Bursa Securities' Appeals Committee to re-consider the Decision **("Appeal")**.

AmInvestment Bank Berhad, on behalf of the Board of Directors of Amsteel, wishes to announce that Bursa Securities, had vide its letter dated 1 August 2007 informed that:

(i) after due consideration of all facts and circumstances, the Appeals Committee has granted the Company the extension of time until:-

(a) 30 September 2007 to make the requisite announcement **("RA")** of the Company's regularisation plans in accordance with paragraph 8.14C of the Listing Requirements of Bursa Securities **("Listing Requirements")** and Practice Note 17/2005 **("PN17")**; and

(b) 31 October 2007 to submit its regularisation plan to the Securities Commission and other relevant authorities **("Approving Authorities")** for approval.

(ii) In the event:

(a) the Company submits its regularisation plans to the Approving Authorities for approval by 31 October 2007, Bursa Securities will await the outcome of the Company's submission; and

(b) the Company fails to obtain the Approving Authorities' approval and appeals against the decision of the Approving Authorities, Bursa Securities will await the outcome of the Company's appeal to the Approving Authorities.

The Company must proceed to implement its regularisation plan expeditiously within the timeframe or extended timeframes stipulated by the Approving Authorities in the event it obtains all Approving Authorities' approval necessary for the implementation of its regularisation plan.

(iii) The Appeals Committee further decided that the aforesaid extension of time is without prejudice to Bursa Securities' right to exercise its power under paragraph 8.14C and 16.17 of the Listing Requirements to proceed to de-list the securities of the Company in the event:

(a) the Company fails to make the RA in accordance with paragraph 8.14C of the Listing Requirements and PN17 by 30 September 2007;

(b) the Company fails to submit the regularisation plan to the Approving Authorities for approval by 31 October 2007;

(c) the Company fails to obtain the approval from any of the Approving Authorities necessary for the implementation of its regularisation plan and does not appeal to the Approving Authorities within the timeframe (or extended timeframe, as the case may be) prescribed to lodge an appeal;

(d) the Company does not succeed in its appeal against the decision of the Approving Authorities; or

(e) the Company fails to implement its regularisation plan within the timeframe or extended timeframes stipulated by the Approving Authorities.

Upon occurrence of any of the events set out in (iii)(a) to (e) above, the securities of the Company shall be removed from the Official List of Bursa Securities upon the expiry of 7 market days from the date the

Company is notified by Bursa Securities or such other date as may be specified by Bursa Securities.

The Company continues to work together with its advisers on the plan to regularise its financial condition and will make the necessary announcements on its regularisation plans in due course.

END